Insys Therapeutics, Inc.

444 South Ellis Street

Chandler, Arizona 85224

(602) 910-2617

April 30, 2013

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Scot Foley

Re:	Insys Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-173154

Ladies and Gentlemen:

Insys Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:40 p.m., Eastern Time, on Wednesday, May 1, 2013, or as soon thereafter as is practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

In connection with this request, the Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

Sincerely, INSYS THERAPEUTICS, INC.

By:	/s/ Michael L. Babich
Michael L. Babich
President and Chief Executive Officer

cc:	Matthew T. Browne, Cooley LLP
Charles S. Kim, Cooley LLP
Sean M. Clayton, Cooley LLP
Cheston J. Larson, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP